EXHIBIT 99.1

Parnell Pharmaceuticals Holdings Ltd Announces Intention To Move From the NASDAQ OMX Global Market and Expects To Move To the OTC Pink® Open Market

OVERLAND PARK, Kan., Dec. 09, 2016 (GLOBE NEWSWIRE) -- Parnell Pharmaceuticals Holdings Ltd (NASDAQ:PARN), a fully integrated, commercial-stage pharmaceutical company focused on developing, manufacturing and marketing innovative animal health solutions (“Parnell” or the “Company”), today announced that it will seek to move from the NASDAQ OMX Global Market to the OTC Pink ® Open Market.  This decision has been made to facilitate substantial cost savings consistent with previously stated goals of becoming profitable in 2017.

Since its IPO in June, 2014, Parnell has been classified as a Foreign Private Issuer, which has enabled it to contain the substantial costs associated with being a publicly listed company whilst still providing robust financial disclosures and information to its shareholders consistent with Australian corporations and securities laws.  However, as of June 30, 2016 Parnell lost its status as a Foreign Private Issuer because: (a) more than 50% of Parnell’s outstanding voting securities were held by U.S. residents, and (b) a majority of its Board of Directors were current U.S. residents. As a result, if Parnell were to remain registered and NASDAQ listed, effective January 1, 2017 it would be required to comply with U.S. domestic issuer reporting requirements.  The incremental cost of converting to and remaining a compliant U.S. issuer is estimated to be approximately US $2.0 million annually.  As a result, Parnell’s Board of Directors has taken the decision to approve the voluntarily delisting of its ordinary shares from the Nasdaq Global Market, and the deregistration of its ordinary shares under the Securities Exchange Act of 1934 (the “Exchange Act”), thereby suspending Parnell's obligation to file annual and other reports with the Securities and Exchange Commission (the “SEC”).

Management has consistently expressed an opinion that there appears to be a significant incongruence between the potential realizable value of Parnell’s underlying assets and its share price.  Given this incongruence, Parnell’s Board and management have concluded that shareholders’ interests are best served by seeking to move Parnell’s listing from the NASDAQ Global Markets to the OTC Pink® Open Market, thereby redirecting the significant additional cost of remaining NASDAQ-listed toward operational initiatives that are likely to be more beneficial to shareholder value.  The consequent cost savings are intended to support the previously stated guidance of becoming profitable in 2017, which is seen as an important milestone in advancing shareholder value.

To facilitate the cost savings and to meet the requisite director residency test for a Foreign Private Issuer, four members of the Board of Directors have resigned, namely, Ms. Ellen Richstone and Messrs. Peter Croden, William Hunsinger and David Rosen. As a result of these resignations and based on current information, Parnell believes that its new Board configuration could allow it to potentially seek to be reinstated to the NASDAQ Global Market as a Foreign Private Issuer in the second half of 2017 via the filing of the appropriate statement under the Exchange Act, should such statement be permitted to go effective.

Parnell currently anticipates that it will file with the SEC a Form 25 relating to the delisting of its ordinary shares on the NASDAQ OMX Global Market on or about December 19th, 2016. Parnell expects that the delisting will be effective approximately ten days later, on December 29th, 2016. Parnell also anticipates filing a Form 15 to deregister its ordinary shares from the Exchange Act on or about January 3, 2017, on which date it will cease filing periodic and current reports with the SEC. The Company reserves the right to delay or withdraw the filings for any reason prior to effectiveness.  The Company expects deregistration to become effective 90 days after the date of filing of the Form 15 with the SEC.

Parnell anticipates that following its delisting from NASDAQ OMX Global Market, its ordinary shares may be quoted on the OTC Pink® Open Market, or ‘Pink Sheets’, a centralized electronic quotation service for over-the-counter securities.

Parnell expects to continue to voluntarily make public its annual audited financial statements, quarterly interim business updates, and press releases announcing material events.  Parnell will also seek to appoint a market maker who will facilitate trading of shares in Parnell on the OTC Pink® Open Market.

Robert Joseph, President and CEO said, “We have given careful consideration to this decision and have concluded that it would be against the best interests of shareholders to expend millions of dollars to become a US issuer. This is especially so given the opportunity to seek reinstatement as a Foreign Private Issuer on NASDAQ as early as July 2017.  We recognize that maintaining maximal liquidity is important to shareholders but have concluded directing funds to increase shareholder value would better serve their interests at this time. The business performance of Parnell has consistently been strong and we have every expectation that this will continue. We have multiple revenue growth opportunities in our Companion and Production Animal Businesses and in Contract Manufacturing, and by coupling those opportunities with judicious cost management we expect to become profitable in 2017.  With the potential launch of Zydax and other product pipeline assets in 2017 and beyond, we continue to be very optimistic regarding the prospects for our business. We look forward to continuing our transparent and regular communications with our shareholders as we anticipate moving into a profit growth phase for Parnell.”

About Parnell

Parnell (PARN) is a fully integrated, veterinary pharmaceutical company focused on developing, manufacturing and commercializing innovative animal health solutions. Parnell currently markets five products for companion animals and production animals in 14 countries and augments its pharmaceutical products with proprietary digital technologies – FETCH™ and mySYNCH®. These innovative solutions are designed to enhance the quality of life and/or performance of animals and provide a differentiated value proposition to our customers.  Parnell also has a pipeline of 7 drug products covering valuable therapeutic areas in orthopedics, dermatology, anesthesiology, nutraceuticals and metabolic disorders for companion animals as well as reproduction and mastitis for cattle.

For more information on the Company and its products, please visit www.parnell.com.

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements and information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Words such as "may," "anticipate," "estimate," "expects," "projects," "intends," "plans," "develops," "believes," and words and terms of similar substance used in connection with any discussion of future operating or financial performance identify forward-looking statements. Forward-looking statements represent management's present judgment regarding future events and are subject to a number of risk and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These risks include, but are not limited to, Parnell's expectations regarding its qualifying as a foreign private issuer in 2017, the completion, timing, acceptance and effectiveness of its filing a registration statement under the Exchange Act in the second half of 2017, the risks and uncertainties regarding Parnell's research and development activities, its ability to conduct clinical trials of product candidates and the results of such trials, as well as risks and uncertainties relating to litigation, government regulation, economic conditions, markets, products, competition, intellectual property, services and prices, key employees, future capital needs, dependence on third parties, and other factors, including those described in Parnell's Annual Report on Form 20-F filed with the Securities and Exchange Commission, or SEC, on March 4, 2016, along with its other reports filed with the SEC. In light of these assumptions, risks, and uncertainties, the results and events discussed in any forward-looking statements contained in this press release might not occur. Investors are cautioned that forward looking statements are inherently unreliable and not to place undue reliance on the forward-looking statements, which speak only as of the date of this press release. Parnell is under no obligation, and expressly disclaims any obligation, to update or alter any forward-looking statements, whether as a result of new information, future events, or otherwise.

CONTACT: For more information, contact:
Parnell Pharmaceuticals Holdings
Robert Joseph, 913-274-2100
info@parnell.com